UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

The Toro Company
(Exact name of registrant as specified in its charter)

Delaware	1-8649
(State or other jurisdiction of incorporation)	(Commission File Number)

8111 Lyndale Avenue South Bloomington, Minnesota	55420
(Address of principal executive offices)	(Zip Code)

Joanna M. Totsky (952) 887-8824
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________________________.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a copy of The Toro Company’s Conflict Minerals Report for the calendar year ended December 31, 2025, is filed as Exhibit 1.01 to this Form SD and is publicly available at www.thetorocompany.com/sustainability/product/cmreports. The information contained on our website or connected to our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Toro Company’s Conflict Minerals Report for the calendar year ended December 31, 2025, as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Item 2.02 Exhibit

Not applicable

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2025, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE TORO COMPANY
(Registrant)

Date: May 22, 2026	By:	/s/ Joanna M. Totsky
Joanna M. Totsky
Vice President, General Counsel & Corporate Secretary

Exhibit 1.01
THE TORO COMPANY
Conflict Minerals Report
For the Calendar Year Ended December 31, 2025

I.Introduction

The Toro Company is a global provider of solutions for the outdoor environment including turf and landscape maintenance, snow and ice management, underground utility construction, rental and specialty construction, and irrigation and outdoor lighting solutions. The Toro Company has prepared this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). References to internet websites herein are provided only as required by the Conflict Minerals Rule and information available through these websites is not incorporated by reference into this Form SD. As used herein, the terms “TTC,” “we,” “us,” “our,” or “the Company” refer collectively to The Toro Company and its subsidiaries, unless designated or identified otherwise.

As used herein, for the period from January 1 to December 31, 2025 (the “Reporting Period”), Conflict Minerals, or 3TG, are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to their location of origin, as provided for in the Conflict Minerals Rule. TTC followed the criteria set forth in the Organization for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition 2016) (collectively, the “OECD Guidance”) to establish its company management systems, to conduct its good faith reasonable country of origin inquiry (“RCOI”) and for its due diligence measures relating to 3TG, as discussed below.

In accordance with the Conflict Minerals Rule, we implemented an RCOI to determine whether any conflict minerals necessary to the production or functionality of our products originated in the Democratic Republic of the Congo or an adjoining country.

Our products are complex and typically contain thousands of parts from many direct suppliers. Due to the depth of the supply chain, we are far removed from the sources of unrefined conflict minerals and the smelters and refiners that process them for use in our products. The amount of information available globally on the traceability and sourcing of these conflict minerals is limited and we generally rely on our direct suppliers to assist with our RCOI and due diligence efforts to identify the smelters and refiners in its supply chain.

II.Company Management Systems

A.Conflict Minerals Policy

TTC is committed to ethical business practices and promoting the safety, health, and well-being of the communities we impact. TTC has a Conflict Minerals Policy (the “Policy”) that is communicated to our direct suppliers and available under the Product section of the Sustainability page on our corporate website at www.thetorocompany.com/sustainability/product.

Our Policy confirms that TTC is committed to complying with the Conflict Minerals Rule and expects our suppliers to support us in meeting our 3TG reporting obligations and to establish their own Conflict Minerals program consistent with the OECD Guidance. Suppliers who do not comply with the expectations and requirements set forth in our Policy may be reviewed and evaluated accordingly for future business and sourcing decisions.

TTC is committed to complying with the requirements of the Conflicts Mineral Rule and upholding responsible sourcing practices. As such, TTC has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

B.Internal Management Team

For the Reporting Period, TTC created a team of senior staff responsible for oversight of TTC’s Conflict Minerals compliance strategy, under the Vice President, Chief Financial Officer, Vice President, Global Operations & Integrated Supply Chain, and Vice President, General Counsel & Corporate Secretary. Under the oversight of the senior management team, TTC launched an internal working group to ensure compliance with TTC’s Conflicts Minerals program. The following functional areas were represented on the internal working group: Finance, Legal, Information Technology and Sourcing. In addition to members of senior management and members of the internal working group, other relevant internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, TTC’s compliance plan and reviewing and validating supplier responses to TTC inquiries.

The internal working group regularly reports the findings of our supply chain risk assessment to our internal management team

C.Control Systems

We do not have a direct relationship with conflict minerals smelters and refiners; therefore, we rely on our suppliers to provide information on the origin of the conflict minerals contained in the components and materials supplied to us.

TTC expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to TTC are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TGs) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

TTC has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. TTC adopted the Policy articulating the conflict minerals supply chain due diligence process and our commitments to reporting obligations regarding conflict minerals. In addition, TTC uses a third-party provider, Assent Inc. (Assent), to supplement its internal control systems. Assent is a Vendor Supporter of the Responsible Minerals Initiative (“RMI”). The RMI program initiatives include the Responsible Minerals Assurance Process (“RMAP”), which identifies smelters and refiners that source materials in conformance with RMAP, and the CMRT.

The Company’s Supplier Code of Conduct (the “Code”) applies to all direct suppliers and outlines certain expected behaviors and practices, including the sourcing of conflict minerals. The Code is based on industry and internationally accepted principles such as the United Nations Guiding Principles on

Business and Human Rights and the OECD Due Diligence Guidance. The Conduct is provided to all direct suppliers and is available on our website at https://www.thetorocompany.com/sustainability/process. If a supplier does not meet the Company’s requirements, the relationship with the supplier will be evaluated. The Code is reviewed annually to ensure it continues to align with industry best practices.

D.Supplier Engagement

TTC’s Supplier Terms of Commerce Policy reflect our expectations regarding our suppliers’ efforts to support us in meeting our 3TG reporting obligations and address risks associated with 3TG sourcing. When engaging with our suppliers, TTC relies on current and historic practices to support our efforts to meet the 3TG obligations, including furnishing to our suppliers the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI and a link to the related training materials; utilizing the CMRTs returned to the Company by our suppliers to identify smelters and refiners in our supply chain; and engaging Assent to assist with supplier outreach and CMRT collection.

The CMRT is the current industry standard for collecting conflict minerals RCOI data. The CMRT includes questions regarding a direct supplier’s Conflict Minerals Policy and its due diligence process, and requests information about its supply chain such as names and locations of smelters and refiners as well as the conflict minerals processed by such smelters and refiners.

E.Records Management

TTC maintains records relating to its Conflict Minerals due diligence, including records of due diligence processes, findings, and resulting decisions, per TTC’s applicable record retention policies, which provides for retention of at least five calendar years.

F.Grievance Mechanism

TTC has a mechanism for employees, suppliers and other interested parties to report violations of its Conflict Minerals Policy either through a hotline or confidential web form. The contact information for the grievance mechanism is contained in our publicly available Conflict Minerals Policy at www.thetorocompany.com/sustainability/product.

G.Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, through its relationship with Assent, during the Reporting Period, TTC utilized information made available to RMI Vendor Supporters concerning independent third-party audits of smelters and refiners. Assent directly engaged smelters and refiners that are not currently enrolled in an industry recognized audit or assessment program to encourage their participation in such programs.

H.Report on Supply Chain Due Diligence

TTC annually files a Form SD and an annual Conflict Minerals Report with the Securities and Exchange Commission . Each filing is available under the Product Safety and Sustainability page of our website at www.thetorocompany.com/sustainability/product/cmreports.

III.Reasonable Country of Origin Inquiry

A.In-Scope Suppliers

TTC personnel determined which of its products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries and other information known to TTC. We determined which suppliers were “high-risk” based on the likelihood of suppliers’ components containing 3TG and based on the suppliers’ relationship status with TTC. To further assist with this determination, TTC retained Assent to assist with reviewing the supply chain and identifying risks. We provided a list of suppliers and parts associated with the in-scope products to Assent which was used to perform the functions necessary to meet the Conflict Mineral Rule reasonable country of origin inquiry requirements.

B.Request for Information

TTC, through its third-party service provider (Assent) utilized the CMRT developed by the RMI to identify smelters and refiners in its supply chain. For the Reporting Period, we distributed the CMRT to our in-scope suppliers by email. In addition to the communication from our third-party services provider, TTC separately communicated its expectations to each supplier that the CMRT be completed and returned for review. Through Assent, TTC followed up by email with suppliers that TTC deemed “high-risk” who did not submit a CMRT within the specified timeframe. During the Reporting Period supplier survey, TTC contacted suppliers via the Assent Compliance Manager, a software-as-a-service (Saas) platform provided by Assent. This platform enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. The Assent Compliance Manager also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform.

Via the Assent Compliance Manager and Assent team, TTC requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the Assent Compliance Manager for future reporting and transparency. TTC directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the Company’s health assessment and results are shared with the suppliers to ensure they understand areas that require clarification or improvement.

C.Survey Responses

Through its relationship with Assent, for the Reporting Period, TTC received and reviewed all supplier declaration forms. All supplier submitted declaration forms were classified as valid or invalid based on a set criterion of validation errors established by Assent. Suppliers that submit invalid forms were contacted regarding these invalid forms and encouraged to correct validated errors to resubmit a valid form. Suppliers were provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual

Supplier Experience team. In the event that a supplier was unresponsive to feedback, TTC tracked program gaps to account for future improvement opportunities.

D.Risk Assessment

Based on the information furnished by our suppliers and other information known to TTC, for the Reporting Period, we assessed the risks of adverse impacts. To the extent that an eligible or provisionally eligible smelter or refiner identified by a supplier was not certified as conformant, TTC consulted and relied on publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

If a supplier did not complete a template or did not otherwise provide a written response, submitted an incomplete template or submitted a template believed to contain errors or inaccuracies, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.” If a supplier provided a company-level declaration not specific to TTC’s products, did not identify a smelter or refiner, or an eligible or provisionally eligible smelter or refiner was not conformant the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.”

TTC’s Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to TTC’s Vice President, Chief Financial Officer, Vice President, Global Operations & Integrated Supply Chain, and Vice President, General Counsel & Corporate Secretary.

TTC has adopted and implemented a risk management plan to respond to identified risks that includes recommending to the Sourcing department that certain suppliers receive a negative score on their Supplier Scorecard for not responding to our request to submit a CMRT within the specified timeframe or submitting an incomplete template or template containing numerous errors or inaccuracies.

IV.Design of Due Diligence Framework

TTC followed the criteria set forth in the OECD Guidance to conduct its due diligence measures relating to 3TG. The Company’s efforts included creating the Internal Management Team as described in Section II B as well as partnering with Assent to evaluate supply chain information regarding 3TGs identifying potential risks, and in the development and implementation of additional due diligence steps that TTC will undertake with supplier and / or respective stakeholders in regards to conflict minerals.

V.Due Diligence Measures

Pursuant to the Conflict Minerals Rule, we undertook due diligence efforts on the source and country of origin of conflict minerals in our supply chain. The Conflict Minerals Rule requires that a registrant’s due diligence follow a nationally or internationally recognized due diligence framework. Presently, the only nationally or internationally recognized due diligence framework available is the OECD Guidance, which functions as a framework for risk-based due diligence for responsible supply chains of conflict minerals from conflict-affected and high-risk areas. We designed our due diligence measures to be in conformity, in all materials respects, with the OECD Guidance.

The due diligence measures performed by TTC also include using a third-party services provider (Assent) to determine compliance and to identify the audit status of smelters and refiners and the countries of origin of the 3TG sourced by conformant smelters and refiners.

TTC continues to evaluate its due diligence measures to enhance the available information and better mitigate risks in TTC’s supply chain. TTC will continue to communicate its expectations to suppliers with respect to conflict minerals, smelters and refiners.

VI.Product Status and Information

For the Reporting Period, TTC has concluded that all of the TTC in-scope products in the categories indicated below contained 3TG of unknown origin:

•turf maintenance equipment
•turf irrigation systems
•landscaping equipment and lighting
•agricultural micro-irrigation systems
•rental and specialty construction equipment
•residential yard and snow thrower products
•snow and ice management products
•underground construction products

VII.Identified Smelters and Refiners

We were unable to determine the origin of at least a portion of the necessary 3TG contained in each of the in-scope products that we manufactured during the Reporting Period. However, as part of our reasonable country of origin inquiry, some of our suppliers identified to us smelters and refiners that may have processed the necessary 3TG contained in the in-scope products that we manufactured during the Reporting Period, as reflected in the table below. Please see the notes accompanying the table for additional information concerning the data contained in the table. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in the in-scope products that we manufacture.

Smelter and Refiner Status and Country of Origin Information[1]

	Conformant (207)			Active (9)	Other (121)
	DRC Region Sourced	Low Risk Country sourced	High Risk Country Sourced
Gold	16	81	19	3	83
Tantalum	21	21	1	1	2
Tin	8	32	6	4	19
Tungsten	12	20	10	1	17

[1] We note the following in connection with the information contained in the foregoing table:

(a)The smelters and refiners reflected in the table were identified by our suppliers as potentially being part of our supply chain. However, not all of the included smelters and refiners are believed by us to have processed the necessary 3TG contained in the in-scope products that we manufacture, since the large majority of our suppliers reported to us at a “company level” the 3TG contained in all of their products, not just those in the products that they sold to us. Some suppliers may have reported to us smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufacture and not all of the suppliers responded to our inquiries.
(b)All compliance status information in the table is as of April 22, 2026.
(c)“Conformant” means that an “Eligible” or “Provisionally Eligible” smelter or refiner was audited and found to conform with the Responsible Minerals Assurance Process’ (“RMAP”) assessment protocols.
(d)“Active” means that an “Eligible” smelter or refiner is engaged in the RMAP but has not yet been found to be conformant.
(e)“Other” includes those “Eligible,” “Provisionally Eligible,” “Alleged,” and “Group Company” smelters or refiners with an audit status other than Conformant or Active, including “Communication Suspended – Not Interested”, “RMI Due Diligence Review – Unable to Proceed”, “Due Diligence Vetting Process, “In Communication”, “Non Conformant”, “Outreach Required” and “Not Applicable.”.
(f)“DRC Region” means the DRC and its nine adjoining countries. Origin information was derived from information made available by the RMI to its members. According to this information, some of the Conformant smelters and refiners may have sourced from both within the DRC Region and outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the 3TG specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary 3TG contained in the in-scope products that we manufactured. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.
(g)The compliance status and origin reflected in the table is based solely on information made available by the RMI, without independent verification by us.
(h)We were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Active” or “Other.”